UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934

(Amendment No. 7)

BREEZE-EASTERN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

106764103

(CUSIP Number)

Eric M. Ruttenberg
Tinicum Capital Partners II, L.P.
Tinicum Capital Partners II Parallel Fund, L.P.
c/o Tinicum Lantern II L.L.C.
800 Third Avenue
40th Floor
New York, NY  10022
212-446-9300  (phone)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ž

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tinicum Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ž
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ž

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares	0

	8.	Shared Voting Power	3,286,153 (see Item 5)*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	3,286,153 (see Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,286,153 (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ž

13.	Percent of Class Represented by Amount in Row (11)

34.7% (see Item 5)

14.	Type of Reporting Person.

PN

*
Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 106764103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tinicum Capital Partners II Parallel Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ž
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ž

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power Shares	0

	8.	Shared Voting Power	17,220 (see Item 5)*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	17,220 (see Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,220 (see Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ž

13.	Percent of Class Represented by Amount in Row (11)

Less than 1.0% (see Item 5)

14.	Type of Reporting Person.

PN

*
Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

This Amendment No. 7 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006, as previously amended on April 30, 2007, June 7, 2007, June 14, 2007, August 1, 2007, February 9, 2011 and June 15, 2011 (as amended, the "Schedule 13D") by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, formerly TransTechnology Corporation, a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 35 Melanie Lane, Whippany, New Jersey 07981.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

The description of the Agreement in Item 6 is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer

TCP has direct beneficial ownership of 3,286,153 shares of Common Stock, which represents approximately 34.7% of the outstanding shares of Common Stock.

TCPP has direct beneficial ownership of 17,220 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership.  If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 3,303,373 shares of Common Stock, which represents approximately 34.9% of the outstanding shares of Common Stock.

The percentages reported pursuant to this Item 5 are calculated based upon the 9,469,540 shares of issued and outstanding shares of Common Stock, as reported as of August 17, 2011in the Schedule 14A filed by the Company on September 2, 2011.

Other than as provided in this Item 5, neither of the Reporting Persons, owns or has any rights to acquire, directly or indirectly, any Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons and the Company entered into a settlement and standstill agreement (the " Agreement"), dated as of October 5, 2011.  Pursuant to the Agreement, the Reporting Persons have agreed to vote all shares of Common Stock that they beneficially own in favor of (i) the Company's nominees for election as directors at the Company's 2011 annual meeting of shareholders (the "2011 Annual Meeting") (which nominees (the "Company

Nominees") will be William H. Alderman, William J. Recker, Russell M. Sarachek, William M. Shockley, Frederick Wasserman, Michael Harlan, Jr. and Robert J. Kelly (currently a member of the general partner of the Reporting Persons), (ii) approving the Company's shareholder rights plan at the 2011 Annual Meeting, and (iii) the Company's nominees for election as directors at the Company's 2012 annual meeting of shareholders (the "2012 Annual Meeting").  In addition, the Company and the Reporting Persons agreed that, following the 2011 Annual Meeting, (1) Mr. Kelly will serve as the Chairman of the Board, (2) Messrs. Wasserman, Alderman and Recker will serve on the Company's Audit Committee with Mr. Wasserman to serve as the chair, (3) Messrs. Alderman, Sarachek, Shockley and Kelly will serve on the Company's Nominating and Corporate Governance Committee with Mr. Alderman to serve as the chair, (4) Messrs. Recker, Shockley, Alderman and Sarachek will serve on the Company's Strategy Committee with Mr. Recker to serve as the chair, and (5) Messrs. Shockley, Kelly and Wasserman will serve on the Company's Incentive and Compensation Committee with Mr. Shockley to serve as the chair.  The Reporting Persons have also agreed to certain customary standstill provisions for a period of eighteen months following the date of the Agreement, including, among others, agreeing not to acquire additional shares of Common Stock, not to solicit proxies from the Company's stockholders or form a "group" with any other persons.  The standstill provisions, however, do not restrict the Reporting Persons' ability to make an offer to acquire the Company.

The Agreement will terminate in the event that (i) the Wynnefield Parties (as defined below) have sold, transferred, or otherwise disposed of shares beneficially owned by the Wynnefield Parties such that the Wynnefield Parties beneficially own less than 15% of the then issued and outstanding shares of Common Stock or (ii) the Company nominates for election as a director any person other than the Company Nominees (including any replacement nominees that are reasonably acceptable to both the Reporting Persons and the Wynnefield Parties (as defined below)) or certain other agreed-upon replacement nominees at the 2012 Annual Meeting.

A copy of the Agreement is attached hereto as Exhibit 99.1, and any description thereof is qualified entirely by reference thereto.

In addition, the Company has advised the Reporting Persons that, at the same time the Agreement was entered into, the Company entered into a settlement and standstill agreement with Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Partners Small Cap Value L.P.I, Channel Partnership II, L.P., Wynnefield Capital Management, LLC, and Wynnefield Capital, Inc. (collectively, the "Wynnefield Parties") that has substantially similar terms and conditions as the Agreement (the "Wynnefield Agreement").  In view of the historical disagreements between the Reporting Persons and the Wynnefield Parties regarding, among other matters, the composition of the Board and the strategic direction of the Company, the Reporting Persons do not believe that they are members of a "group" with the Wynnefield Parties.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2011

TINICUM CAPITAL PARTNERS II, L.P.

By:	TINICUM LANTERN II L.L.C.

Its:	General Partner

By:	/s/ Eric M. Ruttenberg
	Name:	Eric M. Ruttenberg
	Title:	Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By:	TINICUM LANTERN II L.L.C.

Its:	General Partner

By:	/s/ Eric M. Ruttenberg
	Name:	Eric M. Ruttenberg
	Title:	Co-Managing Member